

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 23, 2008

Mr. Daniel J. Rinkenberger
Principal Financial Officer
Kaiser Aluminum Corporation
27422 Portola Parkway, Suite 350
Foothill Ranch, CA 92610

      Re: **Kaiser Aluminum Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed February 26, 2008
              File No. 000-52105

Dear Mr. Rinkenberger:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            H. Roger Schwall
                            Assistant Director